UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Evolution Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30049A107
(CUSIP Number)

John V. Lovoi

10000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2617

Copies to:

Timothy T. Samson

Thompson & Knight LLP

811 Main Street, Suite 2500

Houston, TX 77002

(713) 951-5842

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049A107
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
		(8)	Shared Voting Power	3,608,033 shares
		(9)	Sole Dispositive Power	0
		(10)	Shared Dispositive Power	3,608,033 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,608,033 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			10.88% (1)
(14)	Type of Reporting Person (See Instructions)			IN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(15)	Names of Reporting Persons
JVL Advisors, LLC
(16)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(17)	SEC Use Only
(18)	Source of Funds (See Instructions)			AF
(19)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(20)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(21)	Sole Voting Power	0
		(22)	Shared Voting Power	3,608,033 shares
		(23)	Sole Dispositive Power	0
		(24)	Shared Dispositive Power	3,608,033 shares
(25)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,608,033 shares
(26)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(27)	Percent of Class Represented by Amount in Row (11)			10.88% (1)
(28)	Type of Reporting Person (See Instructions)			OO

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(29)	Names of Reporting Persons
Navitas Fund, LP
(30)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(31)	SEC Use Only
(32)	Source of Funds (See Instructions)			WC
(33)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(34)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(35)	Sole Voting Power	549,636 shares
		(36)	Shared Voting Power	0
		(37)	Sole Dispositive Power	549,636 shares
		(38)	Shared Dispositive Power	0
(39)	Aggregate Amount Beneficially Owned by Each Reporting Person			549,636 shares
(40)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(41)	Percent of Class Represented by Amount in Row (11)			1.66% (1)
(42)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(43)	Names of Reporting Persons
Luxiver, LP
(44)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(45)	SEC Use Only
(46)	Source of Funds (See Instructions)			WC
(47)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(48)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(49)	Sole Voting Power	409,708 shares
		(50)	Shared Voting Power	0
		(51)	Sole Dispositive Power	409,708 shares
		(52)	Shared Dispositive Power	0
(53)	Aggregate Amount Beneficially Owned by Each Reporting Person			409,708 shares
(54)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(55)	Percent of Class Represented by Amount in Row (11)			1.24% (1)
(56)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(57)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(58)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(59)	SEC Use Only
(60)	Source of Funds (See Instructions)			WC
(61)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(62)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(63)	Sole Voting Power	804,377 shares
		(64)	Shared Voting Power	0
		(65)	Sole Dispositive Power	804,377 shares
		(66)	Shared Dispositive Power	0
(67)	Aggregate Amount Beneficially Owned by Each Reporting Person			804,377 shares
(68)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(69)	Percent of Class Represented by Amount in Row (11)			2.42% (1)
(70)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(71)	Names of Reporting Persons
Asklepios Energy Fund, LP
(72)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(73)	SEC Use Only
(74)	Source of Funds (See Instructions)			WC
(75)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(76)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(77)	Sole Voting Power	189,124 shares
		(78)	Shared Voting Power	0
		(79)	Sole Dispositive Power	189,124 shares
		(80)	Shared Dispositive Power	0
(81)	Aggregate Amount Beneficially Owned by Each Reporting Person			189,124 shares
(82)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(83)	Percent of Class Represented by Amount in Row (11)			0.57% (1)
(84)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(85)	Names of Reporting Persons
Panakeia Energy Fund, LP
(86)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(87)	SEC Use Only
(88)	Source of Funds (See Instructions)			WC
(89)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(90)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(91)	Sole Voting Power	158,364 shares
		(92)	Shared Voting Power	0
		(93)	Sole Dispositive Power	158,364 shares
		(94)	Shared Dispositive Power	0
(95)	Aggregate Amount Beneficially Owned by Each Reporting Person			158,364 shares
(96)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(97)	Percent of Class Represented by Amount in Row (11)			0.48% (1)
(98)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(99)	Names of Reporting Persons
Children’s Energy Fund, LP
(100)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(101)	SEC Use Only
(102)	Source of Funds (See Instructions)			WC
(103)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(104)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(105)	Sole Voting Power	133,361 shares
		(106)	Shared Voting Power	0
		(107)	Sole Dispositive Power	133,361 shares
		(108)	Shared Dispositive Power	0
(109)	Aggregate Amount Beneficially Owned by Each Reporting Person			133,361 shares
(110)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(111)	Percent of Class Represented by Amount in Row (11)			0.40% (1)
(112)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(113)	Names of Reporting Persons
LVPU, LP
(114)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(115)	SEC Use Only
(116)	Source of Funds (See Instructions)			WC
(117)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(118)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(119)	Sole Voting Power	83,603 shares
		(120)	Shared Voting Power	0
		(121)	Sole Dispositive Power	83,603 shares
		(122)	Shared Dispositive Power	0
(123)	Aggregate Amount Beneficially Owned by Each Reporting Person			83,603 shares
(124)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(125)	Percent of Class Represented by Amount in Row (11)			0.25% (1)
(126)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(127)	Names of Reporting Persons
Belridge Energy Advisors, LP
(128)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(129)	SEC Use Only
(130)	Source of Funds (See Instructions)			WC
(131)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(132)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(133)	Sole Voting Power	1,000,000 shares
		(134)	Shared Voting Power	0
		(135)	Sole Dispositive Power	1,000,000 shares
		(136)	Shared Dispositive Power	0
(137)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,000,000 shares
(138)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(139)	Percent of Class Represented by Amount in Row (11)			3.01% (1)
(140)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

CUSIP No. 30049A107
(141)	Names of Reporting Persons
JVL Partners, LP
(142)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(143)	SEC Use Only
(144)	Source of Funds (See Instructions)			WC
(145)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(146)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(147)	Sole Voting Power	279,860 shares
		(148)	Shared Voting Power	0
		(149)	Sole Dispositive Power	279,860 shares
		(150)	Shared Dispositive Power	0
(151)	Aggregate Amount Beneficially Owned by Each Reporting Person			279,860 shares
(152)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(153)	Percent of Class Represented by Amount in Row (11)			0.84% (1)
(154)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,171,514 shares of common stock outstanding as of May 4, 2018 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 9, 2018). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of July 3, 2018.

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed with respect to the common stock, par value $0.001 per share (the “Evolution Common Stock”), of Evolution Petroleum Corporation, a Nevada corporation (“Evolution”), to amend the Schedule 13D filed on November 3, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 14, 2009 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on November 18, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on October 30, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on March 13, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on December 4, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on February 17, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on May 25, 2018 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on June 8, 2018 (“Amendment No. 8”) and Amendment No. 9 to the Original Schedule 13D filed on June 26, 2018 (“Amendment No. 9”, and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the “Schedule 13D”) and is being filed on behalf of Mr. John V. Lovoi, JVL Advisors, LLC, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, Children’s Energy Fund, LP and LVPU, LP (collectively, the “Reporting Persons” and each a “Reporting Person”). This Amendment No. 10 is being filed to update the beneficial ownership of the Reporting Persons hereto.

Except as provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background.

No modification is made to Item 2 of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction.

No modification is made to Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (b) The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 33,171,514 shares of Evolution Common Stock outstanding, which is the total number of shares of Evolution Common Stock outstanding as of May 4, 2018, as reported in Evolution’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2018. The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

(i)          Mr. Lovoi does not directly own any shares of Evolution Common Stock. As described on Schedule A hereto, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Belridge and the Partnerships and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 3,608,033 shares of Evolution Common Stock collectively held by these entities, representing approximately 10.88% of Evolution’s issued and outstanding shares of Evolution Common Stock.

(ii)         JVL Advisors does not directly own any shares of Evolution Common Stock. JVL Advisors may be deemed to have voting and dispositive power over the Evolution Common Stock owned by the Partnerships and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 3,608,033 shares of Evolution Common Stock collectively held by these entities, representing approximately 10.88% of Evolution’s issued and outstanding shares of Evolution Common Stock.

(iii)           Belridge Energy Advisors, LP is the sole owner of, and has the sole power to vote and dispose of, 1,000,000 shares of Evolution Common Stock (3.01%).

(iv)            Asklepios Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 189,124 shares of Evolution Common Stock (0.57%).

(v)             Navitas Fund LP is the sole owner of, and has the sole power to vote and dispose of, 549,636 shares of Evolution Common Stock (1.66%).

(vi)            Luxiver, LP is the sole owner of, and has the sole power to vote and dispose of, 409,708 shares of Evolution Common Stock (1.24%).

(vii)          JVL Partners, LP is the sole owner of, and has the sole power to vote and dispose of, 279,860 shares of Evolution Common Stock (0.84%).

(viii)        Panakeia Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 158,364 shares of Evolution Common Stock (0.48%).

(ix)            Hephaestus Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 804,377 shares of Evolution Common Stock (2.42%).

(x)             Children’s Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 133,361 shares of Evolution Common Stock (0.40%).

(xi)            LVPU, LP is the sole owner of, and has the sole power to vote and dispose of, 83,603 shares of Evolution Common Stock (0.25%).

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)       Except as set forth below, there have been no reportable transactions with respect to the Evolution Common Stock by the Reporting Persons during the past 60 days.

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Luxiver	5/18/2018	22,135	$9.3195	Sale	Broker – Open Market
Luxiver	5/21/2018	50,000	$9.4875	Sale	Broker – Open Market
Luxiver	5/22/2018	25,000	$9.5240	Sale	Broker – Open Market
Navitas	5/29/2018	25,000	$9.5530	Sale	Broker – Open Market
Navitas	5/30/2018	25,000	$9.6148	Sale	Broker – Open Market
Belridge	5/30/2018	10,000	$9.6148	Sale	Broker – Open Market

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Navitas	5/31/2018	20,000	$9.6109	Sale	Broker – Open Market
Belridge	5/31/2018	10,000	$9.6109	Sale	Broker – Open Market
Belridge	6/1/2018	10,000	$9.6332	Sale	Broker – Open Market
Luxiver	6/4/2018	50,000	$10.0478	Sale	Broker – Open Market
Belridge	6/4/2018	20,000	$9.9939	Sale	Broker – Open Market
Luxiver	6/5/2018	60,000	$9.9523	Sale	Broker – Open Market
Belridge	6/5/2018	20,000	$10.0126	Sale	Broker – Open Market
Luxiver	6/6/2018	50,000	$9.9176	Sale	Broker – Open Market
Belridge	6/6/2018	10,000	$9.8392	Sale	Broker – Open Market
Luxiver	6/7/2018	50,000	$9.8941	Sale	Broker – Open Market
Belridge	6/7/2018	12,953	$9.9954	Sale	Broker – Open Market
Luxiver	6/8/2018	25,000	$9.9329	Sale	Broker – Open Market
Luxiver	6/11/2018	66,129	$9.9500	Sale	Broker – Open Market
Luxiver	6/12/2018	45,000	$10.0452	Sale	Broker – Open Market
Luxiver	6/13/2018	20,000	$10.0816	Sale	Broker – Open Market
Belridge	6/13/2018	10,000	$10.1500	Sale	Broker – Open Market
Luxiver	6/15/2018	900	$9.8500	Sale	Broker – Open Market
Belridge	6/15/2018	10,000	$9.8287	Sale	Broker – Open Market
Luxiver	6/18/2018	25,000	$9.9073	Sale	Broker – Open Market
Belridge	6/18/2018	20,000	$10.0003	Sale	Broker – Open Market
Luxiver	6/19/2018	37,000	$9.8805	Sale	Broker – Open Market
Luxiver	6/20/2018	25,000	$10.0231	Sale	Broker – Open Market
Belridge	6/20/2018	20,000	$9.9504	Sale	Broker – Open Market
Luxiver	6/22/2018	20,000	$9.8575	Sale	Broker – Open Market
Belridge	6/22/2018	10,000	$9.9000	Sale	Broker – Open Market
Luxiver	6/25/2018	50,000	$10.0914	Sale	Broker – Open Market
Luxiver	6/26/2018	120,000	$10.1150	Sale	Broker – Open Market
Luxiver	6/27/2018	86,231	$10.3171	Sale	Broker – Open Market
Navitas	6/28/2018	29,336	$10.1158	Sale	Broker – Open Market
Luxiver	6/28/2018	11,882	$10.1158	Sale	Broker – Open Market
Navitas	6/29/2018	103,488	$9.8940	Sale	Broker – Open Market

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Evolution Common Stock.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated May 25, 2018 (Incorporated by reference to Amendment No. 7 to Schedule 13D, filed with the Securities and Exchange Commission on May 25, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2018

JVL ADVISORS, LLC

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

/s/ John V. Lovoi

John V. Lovoi

BELRIDGE ENERGY ADVISORS, LP

By: Peninsula - JVL Capital Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

NAVITAS FUND, LP

By: JVL Partners, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya, LLC, a Texas limited liability company, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

JVL PARTNERS, LP

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

Schedule A

The general partner of Navitas Fund, LP is JVL Partners, L.P. The general partner of JVL Partners, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address of such individuals is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy Fund GP, LP. The general partner of Asklepios Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of LVPU, LP is LVPU GP, LP. The general partner of LVPU GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Belridge Energy Advisors, LP is Peninsula - JVL Capital Advisors, LLC. John V. Lovoi is the sole member and manager of Peninsula - JVL Capital Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of JVL Partners, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.